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                           August 16, 2023

       Steven Lisi
       Chairman and Chief Executive Officer
       Beyond Air, Inc.
       900 Stewart Avenue, Suite 301
       Garden City, NY 11530

                                                        Re: Beyond Air, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273942

       Dear Steven Lisi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Stephen Nicolai, Esq.